Resolution of the Board of Directors of Blankinship Funds, Inc.

RESOLVED, that on March 22nd, 2006, the form of the bond obtained by Blankinship Funds, Inc. from National Union Fire Insurance Company of Pittsburgh, PA, and the amount of the bond ($75,000) has been approved by unanimous vote of the directors who are not “interested persons”.

_/S/ Rex Blankinship____

Rex Blankinship, Secretary